SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated October 25, 2011

(Commission File No. 1-15024)

Novartis AG

(Name of Registrant)

Lichtstrasse 35

4056 Basel

Switzerland

(Address of Principal Executive Offices)

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Form 20-F:	☒	Form 40-F:	☐

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Yes:	☐	No:	☒

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Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland http://www.novartis.com

- Investor Relations Release -

Novartis achieves strong third quarter financial performance and pipeline progress

•                  Novartis sales rose 12% and core operating income grew 15% in constant currencies in the third quarter, delivering operating leverage

•                  Net sales increased 18% (+12% in constant currencies, or cc) to USD 14.8 billion; nine months up 20% (+15% cc) to USD 43.8 billion

•                  Core operating income grew 11% (+15% cc) to USD 4.1 billion; core margin of 27.7% up 0.6 percentage points in cc; nine months core margin of 28.2% up 0.5 percentage points in cc

•                  Core EPS advanced 7% to USD 1.45 (+10% cc) from USD 1.36 in previous-year period

•                  Free cash flow grew 27% to USD 3.7 billion

•                  Industry-leading pipeline results in new approvals, further expanding our ability to meet patient needs and sustain growth long-term

•                  In the EU, Afinitor/Votubia was approved for two additional indications; positive CHMP opinion was granted for Rasitrio for high blood pressure

•                  Gilenya, our breakthrough multiple sclerosis treatment, won approval in Japan

•                  Pivotal Phase III study of Afinitor plus exemestane demonstrates that the treatment significantly lengthens the amount of time women with advanced breast cancer live without the disease progressing

•                  Novartis to take further action to improve productivity and to absorb pricing pressures

•                  Novartis is announcing today additional cost reduction activity, which will be executed over three to five years. Elements of the activity to include: reallocation of production within the Novartis network resulting in closure of two sites in Switzerland and one in Italy; restructuring the development organization largely in Switzerland and the US and relocating some research activities from Switzerland to the US

•                  In total, approximately 2,000 positions will be reduced in the Group, subject to required employee consultation, mostly in Switzerland and the US offset by 700 new positions in low cost and other countries.

Key figures

	Q3 2011	Q3 2010	% change		9M 2011	9M 2010	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	14 843	12 578	18	12	43 785	36 425	20	15
Operating income	2 951	2 587	14	22	9 681	9 059	7	11
Net income	2 488	2 319	7	15	8 035	7 704	4	9
EPS (USD)	1.02	0.99	3	9	3.34	3.34	0	5
Free cash flow	3 675	2 895	27		8 594	8 166	5

Core(1)
Operating income	4 112	3 699	11	15	12 359	10 840	14	16
Net income	3 539	3 146	12	16	10 479	9 226	14	16
EPS (USD)	1.45	1.36	7	10	4.34	4.00	9	11

(1) See page 45 for further information and definition of core results

All product names appearing in italics are trademarks owned by or licensed to Novartis Group Companies.

Basel, October 25, 2011 — Commenting on the results, Joseph Jimenez, CEO of Novartis, said:

“Once again, the breadth of our business and product portfolio allowed us to deliver strong financial results and operating leverage, as well as significantly advancing the pipeline in the quarter. To strengthen our future, we have accelerated actions to reduce our cost base over the next few years. These actions are necessary to ensure that we adapt our organization to continue delivering on our mission of bringing innovative new drugs to patients.”

GROUP REVIEW

Third quarter

Strong net sales growth driven by recently launched products

Net sales rose 18% (+12% cc) to USD 14.8 billion in the third quarter. Sales were up mainly due to a strong performance from recently launched products, which contributed USD 3.6 billion or 25% to total net sales for the Group and grew 31% over the previous-year quarter. The weakness of the US dollar against most major currencies benefited sales by 6%.

Pharmaceuticals net sales grew 9% (+3% cc) to USD 8.2 billion, driven by 10 percentage points of volume growth, partly offset by a negative pricing impact of 1 percentage point and the effect of generic entries and product divestments of 6 percentage points. Recently launched products contributed USD 2.4 billion or 29% of Pharmaceuticals sales, an increase of 36% in constant currencies over the third quarter of 2010.

Alcon pro forma net sales rose 12% (+7% cc) to USD 2.5 billion, with particularly strong performance in non-US markets (+17%, +9% cc), and key contributions from the pharmaceutical and surgical product categories. Sales in the top six emerging markets, which include Brazil, China, India, Russia, South Korea and Turkey, increased by 29% (+24% cc).

Sandoz net sales grew 6% (+1% cc) to USD 2.3 billion, mainly driven by sales of recently launched products, good performances in North America, Western Europe and Latin America, and strong growth in biosimilars sales. This growth rate was suppressed by the enoxaparin launch in the year-ago base. Vaccines & Diagnostics sales rose 4% (-2% cc) to USD 655 million. Continued growth of the meningococcal disease franchise compensated for the weakness of the 2011 flu season to-date and the delay of some product shipments. Consumer Health — which comprises OTC and Animal Health — grew 8% (+3% cc) to USD 1.2 billion.

Operating income growing ahead of sales

Operating income was up 14% (+22% cc) to USD 3.0 billion. The weakness of the US dollar, combined with the strong Swiss franc, resulted in a negative currency impact of 8 percentage points. Exceptional items in operating income in the third quarter of 2011 include intangible asset impairment charges of USD 134 million (including USD 87 million in Pharmaceuticals for the discontinuation of the agomelatine development program), USD 69 million for the impairment of financial assets (including USD 52 million in Vaccines & Diagnostics), USD 80 million of Alcon integration costs, and USD 93 million of restructuring charges (mainly for the streamlining of our manufacturing network).

Core operating income, which excludes exceptional items and amortization of intangible assets, increased 11% (+15% cc) to USD 4.1 billion. Core operating income margin in constant currency increased by 0.6 percentage points; however, this was offset by currency impact of 2.3 percentage points, resulting in a net decrease of 1.7 percentage points to 27.7%.

Pharmaceuticals core operating income increased by 1% (+6% cc). Core operating income margin improved by 0.7 percentage points in constant currency due to continuing productivity efforts. Alcon pro forma core operating income increased by 20% (+13% cc) to USD 909 million. Productivity gains resulted in a core margin improvement of 2.1 percentage points in constant currencies.

Sandoz core operating income was down 12% (-10% cc), with core margin declining 2.6 percentage points in constant currencies, principally due to a very strong quarter last year that included the launch and initial supply chain filling of enoxaparin, as well as increased investments in the development of differentiated products (biosimilars and respiratory products).

Vaccines & Diagnostics core operating income was USD 147 million compared to USD 126 million for the same period in 2010, with continued investment in the pipeline and expansion of the meningococcal disease franchise. Consumer Health was down by 21% (-16% cc), with core margin declining 4.6 percentage points in constant currencies, mainly due to a planned increase in Marketing & Sales expenses to better balance spending in the second half.

Substantial increase in net income and cash flow

Net income increased 7% (+15% cc) on strong operating income growth. Income from associated companies was lower, mainly due to the full consolidation of Alcon from August 25, 2010. The related exceptional revaluation gain of USD 204 million also contributed to the reduced income from associated companies. Additionally, higher net financial expenses due to financing costs related to the Alcon acquisition impacted net income. The tax rate improved to 14.4% from 17.0%. Core net income grew 12% (+16% cc).

EPS advanced 3% (+9% cc) at a lower rate than net income as a result of the increase in issued shares following the Alcon merger. Core EPS was up by 7% (+10% cc).

Free cash flow of USD 3.7 billion was 27% higher than in the third quarter last year.

Nine months

Double-digit net sales growth

Net sales rose 20% (+15% cc) to USD 43.8 billion, with a 5% benefit arising from the weakness of the US dollar against most major currencies. Recently launched products (excluding the A(H1N1) pandemic flu vaccine) grew 41% over the previous-year period, contributing USD 10.7 billion or 24% to total net sales for the Group.

Pharmaceuticals net sales grew 8% (+3% cc) to USD 24.2 billion, with 9 percentage points of volume growth partly offset by a negative pricing impact of 1 percentage point and the effect of generic entries and product divestments of 5 percentage points. Recently launched products contributed USD 6.7 billion or 28% of Pharmaceuticals sales, compared to 21% in the 2010 period.

Alcon pro forma net sales rose 11% (+7% cc) to USD 7.5 billion. The strong performance was driven by robust growth in global pharmaceutical products of 14% (+10% cc). The top six emerging markets also delivered a strong performance with 28% (+22% cc) growth over the previous-year period.

Sandoz net sales grew 16% (+12% cc) to USD 7.2 billion, driven by volume expansion due to new product launches, strong growth in US retail generics and biosimilars, Canada, Western Europe and emerging markets. Vaccines & Diagnostics sales were down 48% (-51% cc) to USD 1.3 billion, mainly due to USD 1.3 billion of A(H1N1) pandemic flu vaccine sales in 2010. The two Consumer Health businesses grew 11% (+6% cc) to USD 3.6 billion.

Operating leverage delivered

Operating income was up 7% (+11% cc) to USD 9.7 billion. The weakness of the US dollar, combined with the strong Swiss franc, resulted in a negative currency impact of 4 percentage points.

Exceptional items in operating income in the first nine months of 2011 include divestment gains of USD 382 million (including USD 324 million net from the sale of Elidel® in Pharmaceuticals and USD 44 million in Consumer Health). These positive items were offset by intangible asset impairment charges of USD 243 million (including USD 194 million in Pharmaceuticals), financial asset impairment charges of USD 167 million (including USD 133 million in Vaccines & Diagnostics), acquisition-related exceptional charges of USD 87 million (mainly from Alcon integration costs of USD 151 million offset by divestment gains of USD 81 million in Pharmaceuticals), and restructuring costs of USD 187 million (mainly for the streamlining of our manufacturing network).

Core operating income, which excludes exceptional items and amortization of intangible assets, increased 14% (+16% cc) to USD 12.4 billion. Core operating income margin in constant currency increased by 0.5 percentage points; however, this was offset by currency impact of 2.1 percentage points, resulting in a net decrease of 1.6 percentage points to 28.2%.

Pharmaceuticals core operating income grew 5% (+7% cc) to USD 7.8 billion, with core operating income margin up 1.3 percentage points in constant currencies, mainly due to continuing productivity efforts, while making significant investments in new product launches. Alcon pro forma core operating income increased by 13% (+9% cc) to USD 2.7 billion. Core operating income margin in constant currencies increased by 0.9 percentage points.

Sandoz core operating income rose 14% (+17% cc), growing ahead of sales, with core margin in cc increasing by 1.0 percentage point as declining prices were more than offset by volume growth and productivity improvements. Vaccines & Diagnostics had a core operating income of USD 34 million, compared to USD 1.2 billion for the same period in 2010, largely due to income from A(H1N1) pandemic flu vaccine sales in the prior year. Consumer Health was up by 1% (+9% cc), impacted by higher sales force investments and the phasing of advertising and promotion expenses. Core operating income margin improved by 0.6 percentage points in constant currencies.

Net income and cash flow up

Net income increased 4% (+9% cc) to USD 8.0 billion, following lower income from associated companies and higher net financial expenses due to financing costs related to the Alcon acquisition, partially offset by an improved tax rate of 15.5%. Core net income grew 14% (+16% cc) to USD 10.5 billion.

EPS was flat (+5% cc), but lower than net income growth, mainly as a result of the increase in issued shares following the Alcon merger. Core EPS was up by 9% (+11% cc).

Free cash flow of USD 8.6 billion grew 5% against an exceptionally strong performance in the nine months period last year.

Delivering against strategic priorities of innovation, growth and productivity

The Novartis growth strategy is based on scientific excellence leveraged across high-growth sectors of the healthcare industry. Novartis maintains a leading position in pharmaceuticals, eye care, generics, vaccines and diagnostics, over-the-counter medicines and animal health, and continually launches innovative new offerings in each of these sectors. We believe the breadth of our medicines will allow us to capture the opportunities of the expanding global healthcare market, while protecting us from some of the macroeconomic trends that are negatively impacting our industry. In addition, we expect that the diversity of our business and product portfolio will help us maintain growth despite the loss of revenues due to patent expiration. Further, our incorporation of Alcon gives us an even larger footprint in the attractive, high-growth sector of eye care, the acceleration of which is driven by the aging global population and increasing demand in emerging markets.

In all its operations, Novartis remains focused on three key priorities:

•                  Innovation. Our commitment to R&D gives us the capability to develop new products that expand our portfolio of medicines and address the unmet needs of patients.

•                  Growth. We have positioned ourselves to capture significant marketplace opportunities by establishing our presence in high-growth segments of healthcare and in emerging markets.

•                  Productivity. We continually seek to operate as efficiently as possible to provide flexibility to invest for the future and increase returns to shareholders.

Innovation: Bringing new innovative medicines to patients

Novartis leads the industry in our clinical trial success rate in R&D. This track record of innovation excellence has resulted in a robust pipeline that we expect to support long-term growth. Just as importantly, Novartis continues its efforts to develop new, targeted therapies for patients with unmet needs.

Three new approvals and a positive CHMP recommendation in Europe

In the third quarter, everolimus received two important approvals in the EU. First, everolimus was approved as Afinitor for the treatment of patients with advanced pancreatic neuroendocrine tumors (NET). Pancreatic NET is an aggressive cancer type for which there had been only limited treatment options. In addition, everolimus was approved as Votubia for the treatment of subependymal giant cell astrocytoma (SEGA) associated with tuberous sclerosis complex (TSC). Votubia is an oral medication that represents the first treatment alternative to brain surgery for patients with SEGA associated with TSC. In addition, the EMA’s Committee for Medicinal Products for Human Use (CHMP) gave a positive opinion for Rasitrio, the first Rasilez-based triple combination pill to treat high blood pressure in Europe. Up to 85% of those who suffer from high blood pressure require multiple medications as part of their treatment, highlighting the importance of an effective combination medicine such as Rasitrio.

In Alcon, Dailies Total 1, a daily disposable contact lens that uses silicone hydrogel technology, was also approved in the EU, with a fourth quarter launch target for select European markets.

Two new approvals in Japan

Gilenya (fingolimod), our breakthrough oral multiple sclerosis treatment, and Ilaris (canakinumab), for the treatment of cryopyrin-associated periodic syndrome (CAPS), both gained approval in Japan in the third quarter. Gilenya is the first oral therapy for multiple sclerosis patients approved in Japan, while Ilaris represents the first approved drug of any kind for CAPS patients. These approvals demonstrate our ongoing commitment to developing our product portfolio globally to better meet the needs of patients.

Positive results of ACZ885 Phase III study

There were several important results in Phase III studies presented in the third quarter. First, a study of ACZ885 (canakinumab) showed it provided significant relief for patients with systemic juvenile idiopathic arthritis (SJIA). This is a rare and serious childhood auto-inflammatory disease, and the positive results of this study represent another success in the ongoing attempts by Novartis to provide treatments for rare diseases. For the use of ACZ885 in the treatment of gouty arthritis patients, the FDA requested further clinical data and issued a Complete Response letter requesting more data to support approval. Novartis is currently working with the agency on next steps.

Afinitor Phase III data shows promise for several indications

Afinitor (everolimus) demonstrated strong Phase III data for several new treatment indications. When combined with the hormonal therapy exemestane, it was found to significantly lengthen the time without disease progression for women with advanced breast cancer. This result offers the promise of an important new treatment option for breast cancer patients. In a separate study, Afinitor also showed success in reducing the size of subependymal giant cell astrocytomas — non-cancerous tumors — in patients with tuberous sclerosis. Prior to the development of everolimus, brain surgery had been the only treatment option for TSC patients with growing SEGAs. Finally, Afinitor was also found to be effective in treating TSC patients with non-cancerous kidney tumors, which are present in up to 80% of this patient group.

Strong news flow at the European Respiratory Society Congress

Novartis made several major announcements at the annual European Respiratory Society Congress in Amsterdam, the Netherlands. These included reporting the results of a major Phase III study of QTI571 (imatinib), which found the treatment significantly increased the exercise capacity of patients with pulmonary arterial hypertension (PAH). PAH is a debilitating disease of the heart and lungs that affects more than a quarter million people around the world. In addition, Novartis announced the results of a Phase III study that showed NVA237 improved lung function and helped reduce the symptoms associated with chronic obstructive pulmonary disease (COPD). NVA237 has recently been submitted for approval in the EU under the brand name Seebri Breezhaler. Further, Novartis presented new data analyses that confirm the efficacy of Onbrez Breezhaler, currently approved in more than 70 countries, in the treatment of COPD. These results suggest that the Novartis portfolio is well positioned to continue to address the needs of COPD patients.

Phase III study of rituximab underlines Sandoz continued leadership in biosimilars

As of October, Sandoz has initiated patient recruitment for a Phase III clinical study for its biosimilar monoclonal antibody rituximab (Rituxan®/MabThera®). This milestone study in patients suffering from first-line follicular lymphoma complements an ongoing Phase II study initiated in December 2010 in rheumatoid arthritis patients. Follicular lymphoma is one of the most common forms of non-Hodgkin’s lymphoma (NHL), a blood cancer that affects the lymphatic system, which helps the body filter out bacteria and fight disease. The most recent data indicate that more than 300,000 new cases of NHL develop around the world each year, and we look forward to bringing rituximab to market and driving patient access to this critical biologic medicine.

Growth: Meeting healthcare needs worldwide

Novartis achieved growth of net sales of 18% (+12% cc) in the third quarter, with the weakness of the US dollar against most major currencies benefiting sales by 6%. The breadth of our business portfolio allowed us to maintain strong sales momentum with net sales rising 20% (+15% cc) to USD 43.8 billion for the nine-month period. Our investments in R&D also continued to yield results, as recently launched products excluding A(H1N1) for the Group grew 31% over previous-year quarter and 41% over the nine-month period. We believe our ability to innovate through the delivery of new medicines will enable us to absorb the impact of patent loss.

Accelerated growth in emerging markets

Consistent with our long-term growth strategy, we continue to build our presence in fast-growing emerging markets, delivering new medicines and initiating collaborations with local governments and customers. Net sales in our top six emerging markets rose 23% (+19% cc) to USD 1.5 billion in the third quarter of 2011. These six markets represented 10% of total net sales in the quarter, and the same percentage of net sales in the nine-month period. We have had particular success in China, where the Group grew 42% (+35% cc) in the third quarter. In order to maintain this growth, we continue to develop our Pharmaceuticals portfolio in China, with key brands like Diovan performing strongly.

Solid performance across divisions

Pharmaceuticals net sales volume grew 10% in the third quarter. Performance was mainly driven by growth of recently launched products (USD 2.4 billion, +36%), now representing 29% of total sales for the quarter. Among our recently launched products, Gilenya had another quarter of strong growth (USD 153 million), with sales in the nine-month period reaching USD 291 million. Lucentis (USD 515 million, +19% cc) benefited from strong growth in the current indication of wet age-related macular degeneration and first expansion in the recently approved indications related to diabetic macular edema and retinal vein occlusion.

Oncology, the largest Pharmaceuticals franchise, continued to grow, underpinned by Glivec (USD 1.1 billion, +6% cc) and growth in Tasigna (USD 186 million, +63% cc) as a treatment alternative in CML. Afinitor (USD 118 million, +69% cc) continues to perform well, and we anticipate it will play an increasingly large role in Oncology sales as studies suggest the possibility of further expansion in indications.

Alcon, which operates in the highly attractive eye care segment, continued its strong 2011 performance in the third quarter, with pro forma net sales rising 12% (+7% cc). Sales in non-US markets rose 17% (+9% cc) to USD 1.5 billion with key contributions from the ophthalmic pharmaceutical and surgical product categories. Sales in the top six emerging markets increased 29% (+24% cc), led by China, South Korea and India. US sales increased 4%, led by the strong performance of the ophthalmic pharmaceutical franchise (mainly glaucoma, infection/inflammation, and dry eye products), offset by lower multi-purpose lens care solution sales.

In the third quarter, Sandoz net sales grew 6% (+1% cc) to USD 2.3 billion versus the prior year, with 5 percentage points of volume expansion and 2 percentage points from the addition of Falcon more than compensating for price erosion of 6 percentage points. The growth rate was suppressed by the enoxaparin launch in the year-ago period. Growth was driven by sales of recently launched products, including gemcitabine (generic Gemzar®), as well as the successful launch of docetaxel (Taxotere®) in the US, strong performances in Canada, France, Spain, Russia and Japan, and strong global biosimilars growth.

Vaccines & Diagnostics grew 4% (-2% cc). Lower flu sales compared to the exceptionally strong 2010 levels and the impact of the delay of some product shipments to key customers were partially offset by growth in the meningococcal disease franchise.

Consumer Health, including our over-the-counter and animal health products, grew 8% (+3% cc). OTC’s continued strong performance in the third quarter was driven by double-digit growth in priority brands, partially offset by a weak summer season (primarily in Germany and Poland). Animal Health performed strongly outside the US, with growth outpacing the market.

Productivity: Increasing value and optimizing performance

In order to serve patients as effectively as possible, Novartis seeks to make continual improvements in productivity. While net sales grew 12% in constant currencies in the third quarter, core operating income was up 15% in constant currencies, delivering strong operating leverage primarily due to Pharmaceuticals and Alcon as a result of their continuing productivity efforts. This was partially offset by Sandoz and Consumer Health, which both had an exceptionally high previous-year base.

The core operating income margin in constant currencies improved by 0.6 percentage points in the quarter. Productivity savings for the quarter contributed 3.9 percentage points, underlining the progress the Group continues to make to drive productivity and improve operating performance; however, this was offset by 3.3 percentage points to compensate for price erosion and reinvest in R&D and Marketing & Sales. For the first nine months, core operating income margin increased by 0.5 percentage points in constant currencies. Productivity savings contributed 4.1% percentage points before reinvestments.

We made further progress in our efforts to optimize our manufacturing footprint, announcing the exit of our chemical operations site in Torre, Italy. Subject to required employee consultation, we also plan to close the OTC manufacturing site in Nyon, Switzerland and a chemical operations site in Basel, Switzerland and transfer this production to other Novartis locations in the network. With these steps we are reducing excess capacity and enabling the shift of strategic production to technology competence centers.

We recorded charges related to exits, impairment charges and inventory write-offs of USD 77 million in the third quarter, USD 176 million in the first nine months, and USD 239 million cumulatively since the program began in the fourth quarter of 2010.

Novartis has also accelerated the implementation of a series of actions to further streamline and simplify the organization. These include consolidation, planned reduction and outsourcing of select development functions largely across our US and Swiss operations, including technical research and development, data management, clinical trial monitoring, drug safety and epidemiology and drug regulatory affairs as well as the relocation of some research activities from Switzerland to the US.

Novartis is committed to maintaining its output from R&D at the high end of the industry. This requires us to find the appropriate balance between where talent and projects are located and our existing cost structures so that we can continue to grow our pipeline. The measures we are taking to streamline our organization and enhance productivity will further allow Novartis to reinvest resources into new scientific platforms for future growth.

Following required employee consultation, these changes, when completed, will result in reduced headcount of approximately 2,000 mostly in Switzerland and the US (offset by 700 new positions created in low cost and other countries) and annual savings of over USD 200 million. A restructuring charge of around USD 300 million will be taken in the fourth quarter of 2011 in respect of these initiatives.

Cash flow

The sustainability of our strategy lies with the generation of cash flow that provides the resources for reinvestment and returns to shareholders. Cash flow is driven by a continued focus on the cash conversion cycle and operational cash flow improvements. Free cash flow was USD 3.7 billion for the third quarter, an increase of 27% over the previous year. For the first nine months free cash flow was USD 8.6 billion, an increase of 5% over an exceptionally high base in the previous year.

Capital structure and net debt

Strong cash flows and a sound capital structure have allowed Novartis to invest in the future of its business through R&D and acquisitions even in turbulent times while keeping its double-A rating as a reflection of financial strength. Retaining a good balance between attractive shareholder returns, investment in the business and a sound capital structure will remain a priority in the future.

Novartis has carried out the share repurchases committed to at the time of the Alcon merger announcement. These share purchases (including the purchase of Alcon shares and a repurchase of 39.4 million Novartis shares) aggregated approximately USD 5 billion. All of the Novartis shares were purchased on the second trading line during the first six months of 2011. No shares were acquired on the second trading line in the third quarter of 2011. In the third quarter, Novartis purchased 8.2 million of own shares on the first trading line for a total amount of USD 0.5 billion. These shares will be kept as treasury shares to cover future employee participation programs.

As of September 30, 2011, net debt stood at USD 18.3 billion, with USD 5.4 billion outstanding on the commercial paper programs. This represents a net increase of USD 3.4 billion since December 31, 2010, mainly as a result of the cash used for the dividend payment (USD 5.4 billion), Alcon-related share repurchases and contingent value amount (USD 5.3 billion), as well as own share purchases on the first trading line (USD 0.5 billion). The long-term credit rating for the company continues to be double-A (Moody’s Aa2; Standard & Poor’s AA-; Fitch AA).

2011 Group outlook

(Barring unforeseen events)

During the third quarter, Novartis once again achieved strong growth and expanded our product portfolio to address unmet patient needs. Our track record of successfully developing and launching new medicines shows that we have the capacity to offset revenue lost due to patent expiration through the revenue of new and recently launched products.

Group constant currency sales growth is expected to be in the low double-digits, based on the consolidation of Alcon for four months in 2010.

Pharmaceuticals is expected to deliver sales growth in the low- to mid-single digits, with volume growth more than offsetting the impact of generic competition and price pressures. In the fourth quarter, Diovan, as expected, will lose exclusivity in Europe. Alcon sales are expected to increase at a mid- to high-single digit rate on a pro forma basis. Sandoz is expected to deliver high-single digit sales growth, with the impact of the annualization of sales and increased competition for enoxaparin expected to dampen fourth quarter sales growth.

With the continuing drive to generate productivity improvements across the Group, we expect to improve constant currency core operating income margin while absorbing price cuts, generic competition and the loss of sales from the A(H1N1) pandemic flu vaccine, and while investing for the future.

During the third quarter, the US dollar weakened against most currencies and experienced significant volatility within the quarter. If end of September exchange rates prevail for the remainder of the year, we expect that the impact would be positive (+4%) on sales and negative (-6%) on operating income for the full year.

HEALTHCARE BUSINESS REVIEW

Pharmaceuticals

	Q3 2011	Q3 2010	% change		9M 2011	9M 2010	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	8 159	7 500	9	3	24 195	22 336	8	3
Operating income	2 219	1 765	26	35	7 471	6 270	19	23
As % of net sales	27.2	23.5			30.9	28.1
Core operating income	2 510	2 489	1	6	7 751	7 399	5	7
As % of net sales	30.8	33.2			32.0	33.1

Third quarter

Net sales

Net sales grew 9% (+3% cc) to USD 8.2 billion, driven by 10 percentage points of volume growth, partly offset by a negative pricing impact of 1 percentage point (mainly due to healthcare cost-containment measures) and a combined effect of generic entries and product divestments of an additional 6 percentage points. Products launched since 2007 generated USD 2.4 billion of net sales, growing 36% in constant currencies over the same period last year. These recently launched products — Lucentis, Exforge, Exelon Patch, Exjade, Reclast/Aclasta, Tekturna/Rasilez, Tasigna, Afinitor, Onbrez Breezhaler, Ilaris, Fanapt and Gilenya — now comprise 29% of division sales, compared to 22% in the same period last year.

Europe (USD 2.9 billion, +4% cc) maintained strong volume growth of 11 percentage points, more than offsetting a negative pricing impact of 4 percentage points and the effect of generic entries of 3 percentage points. Recently launched products continued to grow strongly, now contributing 36% of net sales in the region. US sales (USD 2.5 billion, -2% cc), while benefitting from strong launches for Tasigna and Gilenya, decreased versus the same period last year due to generic competition for Femara and high-dose Lotrel, as well as the Enablex® divestment. Latin America and Canada (USD 0.8 billion, +9% cc) achieved solid growth rates. Japan’s sales (USD 1.0 billion, +11% cc) improved versus the same period last year primarily due to new launches. The top six emerging markets (USD 0.8 billion, +7% cc) were led by particularly strong growth in China and India.

All strategic franchises contributed to the business expansion. Oncology (USD 2.6 billion, +1% cc), the largest franchise, was underpinned by the sustained growth of Gleevec/Glivec and Tasigna (USD 1.3 billion, +12% cc), as well as Sandostatin (USD 367 million, +11% cc) and the recently launched Afinitor, which added USD 118 million (+69% cc). Femara (USD 182 million, -51% cc) was negatively impacted by generics entry in the US and some European countries. The Cardiovascular and Metabolism franchise (USD 2.1 billion, +4% cc) maintained solid momentum supported by the continued strong uptake of Galvus (USD 181 million, +65% cc). The Neuroscience and Ophthalmics franchise (USD 1.2 billion, +28% cc) saw strong growth from Lucentis (USD 515 million, +19% cc) and the recently launched Gilenya (USD 153 million), which has shown strong sales following successful launches in both the US and Europe.

Operating income

Operating income increased 26% (+35% cc) to USD 2.2 billion, including restructuring charges of USD 92 million mainly related to the streamlining of our manufacturing network and impairment charges of USD 87 million for the discontinuation of the agomelatine development program (compared to impairment charges of USD 592 million in 2010).

Core operating income increased by 6% in constant currency to USD 2.5 billion. Core operating income margin in constant currency increased by 0.7 percentage points; however, this was offset by a currency impact of 3.1 percentage points, resulting in a net decrease of 2.4 percentage points to 30.8%. Gross margin declined by 1.2 percentage points before negative currency effects of 1.2 percentage points due to unfavorable product mix and increased royalties. R&D expenses reduced by 0.6 percentage points of net sales in constant currencies. Marketing & Sales and General & Administration expenses improved margin by 1.2 percentage points (cc), benefiting from continuing productivity efforts despite significant investments in new product launches. Other Income & Expense, net, improved margin slightly by 0.1 percentage points (cc).

Nine months

Net sales

Net sales expanded 8% (+3% cc) to USD 24.2 billion driven by 9 percentage points of volume growth, partly offset by a negative pricing impact of 1 percentage point and the impact of generic entries and product divestments of an additional 5 percentage points. Recently launched products provided USD 6.7 billion of net sales, representing 28% of net sales compared to 21% in the 2010 period.

Europe remained the largest region (USD 8.8 billion, +3% cc) for Pharmaceuticals, particularly benefiting from recently launched products, which generated 34% of net sales. The US (USD 7.4 billion, -1% cc) contributed 31% of total sales for the division. Japan’s performance (USD 2.8 billion, 6% cc) improved versus prior year due to new launches. Latin America and Canada (USD 2.3 billion, +10% cc) maintained solid growth rates. The top six emerging markets (USD 2.4 billion, +6% cc) were led by double-digit growth from China and India.

Operating income

Operating income grew 19% (+23% cc) to USD 7.5 billion, including divestment income from Elidel® (USD 324 million) and ophthalmic pharmaceutical products related to the Alcon acquisition (USD 81 million), more than offsetting impairment charges of USD 194 million.

Core operating income grew 5% (+7% cc) to USD 7.8 billion. In constant currency, core operating income margin increased by 1.3 percentage points due to continuing productivity efforts; however, this was offset by a currency impact of 2.4 percentage points, resulting in a net decrease of 1.1 percentage points to 32.0%. The underlying gross margin decreased slightly by 0.1 percentage points (cc) mainly driven by increased royalties. Functional costs improved by 1.9 percentage points from continuing productivity efforts despite significant investments in new product launches. In Other Income & Expense, net, expenses increased by 0.5 percentage points (cc), mainly due to a fee associated with healthcare reform in the US.

Pharmaceuticals product review

All comments below focus on third quarter movements.

Cardiovascular and Metabolism

	Q3 2011	Q3 2010	% change		9M 2011	9M 2010	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Hypertension medicines
Diovan	1 429	1 483	-4	-7	4 347	4 477	-3	-7
Exforge	317	222	43	36	886	653	36	29
Subtotal Valsartan Group	1 746	1 705	2	-2	5 233	5 130	2	-2
Tekturna/Rasilez	159	113	41	34	449	305	47	41
Subtotal Hypertension	1 905	1 818	5	0	5 682	5 435	5	0
Galvus	181	101	79	65	478	267	79	67
Total strategic products	2 086	1 919	9	4	6 160	5 702	8	3
Established medicines	260	344	-24	-30	782	1 060	-26	-31
Total	2 346	2 263	4	-1	6 942	6 762	3	-2

Our Hypertension franchise, consisting of the Valsartan Group (which includes the Diovan Group and Exforge) and Tekturna/Rasilez, maintained its strong position in the third quarter in line with expectations as our hypertension portfolio continued to shift from Diovan to Exforge and Tekturna/Rasilez. The Valsartan Group declined 2% (cc) on a global basis, but showed strong growth in Japan and emerging markets.

Diovan Group (USD 1.4 billion, -7% cc) worldwide sales declined due to the first quarter entry of generic valsartan in select markets. The Diovan Group maintained its position as the top-selling branded anti-hypertensive medication worldwide, with global market share of 13.5% of the hypertension market in YTD August 2011 versus 13.4% in YTD August 2010.

Exforge Group (USD 317 million, +36% cc) showed strong worldwide growth fueled by continued prescription demand in the EU, US and other key regions, as well as ongoing Exforge HCT launches in Europe, Asia and Latin America. Exforge, a single-pill combination of Diovan and the calcium channel blocker amlodipine, has delivered excellent growth globally since its launch in 2007. Exforge launches are ongoing in China and Japan, two key markets with particularly high use of calcium channel blockers. Exforge HCT, the first modern triple hypertension medication that includes a diuretic in a single pill, is now available for patients in over 40 countries with additional launches expected over 2011 and 2012.

Tekturna/Rasilez (USD 159 million, +34% cc) maintained strong growth globally, including in the EU, US, Latin America and Japan. The Tekturna/Rasilez market share of the total anti-hypertensive market has increased 0.3 ppts to reach 1.1% (YTD August 2011). In the third quarter, the EMA’s Committee for Medicinal Products for Human Use granted a positive opinion for Rasitrio, the Rasilez-based triple combination medicine with amlodopine and hydrochlorothiazide.

Galvus Group (USD 181 million, +65% cc), which comprises oral treatments containing vildagliptin for type 2 diabetes, continued to deliver strong growth, driven partly by Japan, where the two-week prescription restriction was lifted. The single-pill combination Eucreas/Galvus (vildagliptin and metformin) contributed 65% of total sales, growing 48% over the third quarter of 2010. In many markets (where available), the Galvus Group grew faster than the market leader in the third quarter.

Oncology

	Q3 2011	Q3 2010	% change		9M 2011	9M 2010	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Bcr-Abl Franchise
Gleevec/Glivec	1 142	1 015	13	6	3 421	3 122	10	4
Tasigna	186	109	71	63	509	273	86	78
Subtotal	1 328	1 124	18	12	3 930	3 395	16	10
Zometa	370	363	2	-3	1 119	1 116	0	-4
Sandostatin	367	318	15	11	1 069	940	14	9
Femara	182	343	-47	-51	777	1 025	-24	-28
Exjade	210	182	15	10	621	553	12	7
Afinitor	118	67	76	69	310	163	90	82
Other	42	54	-22	-25	117	144	-19	-25
Total	2 617	2 451	7	1	7 943	7 336	8	3

Our Bcr-Abl franchise, consisting of Gleevec/Glivec and Tasigna, continued to grow strongly, reaching USD 1.3 billion (+12% cc) in the third quarter.

Gleevec/Glivec (USD 1.1 billion, +6% cc) continued to grow as a targeted therapy for Philadelphia chromosome-positive chronic myeloid leukemia (Ph+ CML), and as a treatment for metastatic, unresectable and adjuvant (post-surgery) gastrointestinal stromal tumors.

Tasigna (USD 186 million, +63% cc) has been growing rapidly as a next-generation targeted therapy for adult patients with Ph+ CML in chronic phase. We have achieved regulatory approvals for Tasigna in the first-line indication in 50 markets globally, including the US, EU, Japan and Switzerland, with additional submissions pending worldwide. Tasigna market share continues to rise in Ph+ CML in the second-line indication with approvals in over 90 countries.

Zometa (USD 370 million, -3% cc) is a leading treatment to reduce or delay skeletal-related events in patients with bone metastases from solid tumors and multiple myeloma. While sales in Europe grew, competition in the US caused a 3% decline in total in the third quarter.

Sandostatin (USD 367 million, +11% cc) continues to benefit from the increasing use of Sandostatin LAR in key markets for the treatment of symptoms associated with neuroendocrine tumors, as well as approvals in 19 countries for the delay of tumor progression in patients with midgut carcinoid tumors. Sandostatin LAR is also approved as treatment for patients with acromegaly.

Femara (USD 182 million, -51% cc), a treatment for early stage and advanced breast cancer in postmenopausal women, experienced a decline in sales due to multiple generic entries in the US, Europe and other key markets.

Exjade (USD 210 million, +10% cc) reached double-digit growth in the third quarter. It is currently approved in 108 countries as the only once-daily oral therapy for transfusional iron overload.

Afinitor (USD 118 million, +69% cc), an oral inhibitor of the mTOR pathway, continued to achieve strong growth in key markets as the only approved treatment for patients with advanced renal cell carcinoma following VEGF-targeted therapy. Afinitor is also approved in the US and EU for the treatment of pancreatic neuroendocrine tumors. The active ingredient in Afinitor/Votubia, everolimus, is also approved in the US, EU, Switzerland and Canada for the treatment of subependymal giant cell astryocytomas associated with tuberous sclerosis. Everolimus is exclusively licensed to Abbott and sublicensed to Boston Scientific for use in drug-eluting stents.

Neuroscience and Ophthalmics

	Q3 2011	Q3 2010	% change		9M 2011	9M 2010	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Lucentis	515	398	29	19	1 500	1 139	32	22
Exelon/Exelon Patch	281	244	15	10	796	747	7	2
Comtan/Stalevo	156	152	3	-2	462	443	4	-1
Gilenya	153	4	nm	nm	291	4	nm	nm
Extavia	37	26	42	34	115	84	37	29
Other (including Fanapt)	36	42	-14	-28	114	149	-23	-33
Total strategic products	1 178	866	36	28	3 278	2 566	28	20
Established medicines	136	137	-1	-8	414	419	-1	-8
Total	1 314	1 003	31	23	3 692	2 985	24	16

nm — not meaningful

Lucentis (USD 515 million, +19% cc) continued to show strong growth as the only approved medicine in more than 100 countries to significantly improve vision in patients with wet age-related macular degeneration, for which it is established as the standard of care. Lucentis is also approved for the treatment of visual impairment due to diabetic macular edema and macular edema secondary to retinal vein occlusion in more than 50 countries. Genentech/Roche holds the rights to Lucentis in the US.

Exelon/Exelon Patch (USD 281 million, +10% cc) combined sales were impacted by the entry of oral generic competition in the US despite continued conversion from oral to transdermal therapy. Exelon Patch, the transdermal form of the medicine, grew 17% and generated more than 75% of total Exelon sales in the third quarter. Exelon Patch is approved for the treatment of mild-to-moderate Alzheimer’s disease dementia in more than 80 countries, including more than 20 countries where it is also approved for Parkinson’s disease dementia.

Gilenya (USD 153 million) showed continued rapid growth as a once-daily, oral disease-modifying treatment for relapsing remitting and/or relapsing forms of multiple sclerosis (MS) in adult patients. With US sales driving overall growth, Gilenya is now approved in more than 50 countries with regulatory reviews pending in other countries around the world. Novartis received approval for Gilenya in the third quarter in Japan for prevention of relapse and delay of progression of physical disability in adults with MS. Gilenya is licensed from Mitsubishi Tanabe Pharma Corporation.

Extavia (USD 37 million, +34% cc), the Novartis-branded version of Betaferon®/Betaseron® (interferon beta-1b) for relapsing forms of multiple sclerosis, continued to grow in key markets. Extavia has been approved in over 35 countries since it received EU approval in 2008. Betaferon® and Betaseron® are registered trademarks of Bayer.

Respiratory

	Q3 2011	Q3 2010	% change		9M 2011	9M 2010	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Xolair	116	97	20	17	348	267	30	28
TOBI	76	70	9	6	217	207	5	2
Onbrez Breezhaler	25	8	nm	nm	71	16	nm	nm
Total strategic products	217	175	24	20	636	490	30	26
Established medicines	38	37	3	-8	126	126	0	-7
Total	255	212	20	15	762	616	24	20

nm — not meaningful

Onbrez Breezhaler (USD 25 million) continued to grow strongly across markets. The drug was first approved in the EU in November 2009 as a once-daily long-acting beta2-agonist for the maintenance bronchodilator treatment of airflow obstruction in adult patients with chronic obstructive pulmonary disease (COPD). Onbrez Breezhaler is now approved in more than 70 countries, including the US and Japan as of July 2011, with further approvals and launches anticipated in the fourth quarter of 2011. In Germany, the reimbursed price of Onbrez Breezhaler was reduced below that of generic LABAs from October 1, following a reference pricing review. Novartis will maintain current prices in Germany, as we remain convinced that once-daily Onbrez Breezhaler offers additional benefits over existing LABAs, as described in the EU-approved label. Consequently an additional co-payment for Onbrez Breezhaler will be required for many patients in Germany.

Xolair (USD 116 million, +17% cc), a biotechnology drug approved for severe persistent allergic asthma in Europe and for moderate-to-severe persistent allergic asthma in the US, continued to grow strongly in Europe, major Latin American markets and Japan. Xolair is approved in more than 85 countries and a Phase III trial to support registration in China is ongoing. Launches are continuing across Europe for Xolair Liquid, a new formulation in pre-filled syringes that enables easier administration over the original lyophilized formulation. Novartis co-promotes Xolair with Genentech/Roche in the US and shares a portion of the operating income.

Integrated Hospital Care

	Q3 2011	Q3 2010	% change		9M 2011	9M 2010	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Neoral/Sandimmun	228	207	10	1	669	636	5	-2
Myfortic	117	122	-4	-7	372	330	13	9
Zortress/Certican	46	35	31	22	138	105	31	24
Ilaris	13	6	117	86	36	16	125	110
Other	92	74	24	17	271	214	27	20
Total strategic products	496	444	12	5	1 486	1 301	14	8
Established medicines	360	380	-5	-8	1 087	1 069	2	-2
Total	856	824	4	-1	2 573	2 370	9	3

Zortress/Certican (USD 46 million, +22% cc) is indicated to prevent organ rejection in adult heart and kidney transplant recipients and is now available in more than 85 countries. It continues to generate solid growth, particularly in the US market, where it has been available since April 2010 for adult kidney transplantation under the trade name Zortress. It is exclusively licensed to Abbott and sublicensed to Boston Scientific for use in drug-eluting stents.

Ilaris (USD 13 million, +86% cc) is available in over 50 countries for the treatment of adults and children four years of age and older who suffer from cryopyrin-associated periodic syndrome (CAPS), a group of rare auto-inflammatory disorders. Ilaris was recently approved for the treatment of CAPS in Japan.

Alcon

	Q3 2011	Q3 2010	9M 2011	9M 2010
	USD m	USD m	USD m	USD m
Net sales	2 492	1 138	7 533	2 161
Operating income	341	233	1 236	488
As % of net sales	13.7	20.5	16.4	22.6
Core operating income	909	362	2 696	632
As % of net sales	36.5	31.8	35.8	29.2

	Q3 2011	Q3 2010	% change		9M 2011	9M 2010	% change
Pro forma	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	2 492	2 234	12	7	7 524	6 754	11	7
Operating income	341	276	24	6	1 225	949	29	20
As % of net sales	13.7	12.4			16.3	14.1
Core operating income	909	760	20	13	2 694	2 378	13	9
As % of net sales	36.5	34.0			35.8	35.2

As the restated net sales figures only include CIBA Vision and Pharmaceuticals Division Ophthalmics activities through August 25, 2010, all of the following comments are based on pro forma figures.

Third quarter

Net sales

Pro forma net sales rose 12% (+7% cc) to USD 2.5 billion. This continued strong performance was seen across all key geographies and products.

Sales in non-US markets rose 17% (+9% cc) to USD 1.5 billion driven by the pharmaceutical and surgical product categories. Sales in the top six emerging markets increased 29% (+24% cc), led by China, South Korea and India. US sales increased 4%, led by the strong performance of the pharmaceuticals franchise (mainly glaucoma, infection/inflammation and dry eye products), offset by lower multi-purpose lens care solution sales.

Operating income

Pro forma operating income rose 24% (+6% cc) to USD 341 million. Third quarter operating income includes amortization of intangible assets (USD 484 million) and integration costs (USD 80 million).

Pro forma core operating income increased by 20% (+13% cc) to USD 909 million. Alcon delivered strong operating leverage through productivity gains and the realization of post-integration synergies (USD 21 million). Core operating income margin in constant currency increased by 2.1 percentage points, with a positive currency impact of 0.4 percentage points, resulting in a net increase of 2.5 percentage points to 36.5%. Gross margin was 74.6% of net sales and broadly in line with 2010. R&D expenses represented 8.5% of net sales, also in line with prior year. Marketing & Sales, which represented 24.8% of net sales, improved by 1.5 percentage points despite increased investments in key emerging markets. General & Administration expenses declined from 5.4% to 4.7% of net sales in the 2011 period, as a result of good cost management and merger-related cost synergies.

Nine months

Net sales

Pro forma net sales rose 11% (+7% cc) to USD 7.5 billion, driven by strong global pharmaceutical product growth of 14% (+10% cc), as well as by the top six emerging markets at 28% (+22% cc).

Operating income

Pro forma operating income rose 29% (+20% cc) to USD 1.2 billion. Operating income for the first nine months was impacted by the inclusion of exceptional income from a legal settlement (USD 183 million), amortization of intangible assets (USD 1.5 billion), integration costs (USD 160 million) and the impact of streamlining our manufacturing network (USD 42 million).

Pro forma core operating income increased by 13% (+9% cc) to USD 2.7 billion. Core operating income margin in constant currency increased by 0.9 percentage points; however, this was offset by a negative currency impact of 0.3 percentage points, resulting in a net increase of 0.6 percentage points to 35.8%.

Alcon product review (pro forma)

All comments below focus on third quarter movements.

Surgical

	Q3 2011	Q3 2010	% change		9M 2011	9M 2010	% change
Pro forma	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Cataract products	699	632	11	6	2 126	1 957	9	4
Cataract IOLs	313	285	10	5	958	888	8	3
Vitreoretinal products	141	103	37	29	393	311	26	21
Refractive/Other	47	31	52	49	140	93	51	46
Total	887	766	16	11	2 659	2 361	13	8

In the third quarter, global surgical sales were USD 887 million, an increase of 16% (+11% cc) over the previous-year quarter. Emerging markets showed strong sales growth, while the US cataract procedural volume was lower than expected. The US also continued to be impacted by the expiration of the new technology reimbursement program for intraocular lenses. Global sales of advanced technology intraocular lenses rose 23% (+20% cc), mostly due to increased adoption by cataract surgeons of the AcrySof IQ Toric and AcrySof IQ ReSTOR+3.0 intraocular lenses. Sales of AcrySof IQ ReSTOR Toric intraocular lenses, which are currently only available outside the US, contributed to the more rapid growth of advanced technology lenses in international markets. The Constellation vitreoretinal surgical system contributed to robust sales growth within the Vitreoretinal product category. Strong growth in the Refractive segment was driven both by sales of equipment and increased market share in the US.

Ophthalmic Pharmaceuticals

	Q3 2011	Q3 2010	% change		9M 2011	9M 2010	% change
Pro forma	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Glaucoma	326	280	16	11	972	839	16	11
Allergy/Otic/Nasal	201	194	4	2	720	662	9	6
Infection/inflammation	239	208	15	12	727	620	17	15
Dry Eye/Other	213	187	14	11	613	545	12	9
Total	979	869	13	9	3 032	2 666	14	10

Global sales of ophthalmic pharmaceutical products increased 13% (+9% cc) to USD 979 million. Glaucoma product sales rose 16% (+11% cc), with growth driven by combination products DuoTrav and Azarga, with a combined growth of 35% (+25% cc), as well as through the continued solid performance of Travatan and Travatan Z ophthalmic solutions. Infection/inflammation product sales advanced 15% (+12% cc), led by strong growth of Nevanac ophthalmic suspension, as well as the solid performance of Durezol ophthalmic suspension. Dry eye products Systane and the new Systane Balance were key contributors to growth in that product segment.

Vision Care

	Q3 2011	Q3 2010	% change		9M 2011	9M 2010	% change
Pro forma	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Contact lenses	441	409	8	2	1 293	1 181	9	4
Solutions/Other	185	190	-3	-6	540	546	-1	-5
Total	626	599	5	-1	1 833	1 727	6	1

Global sales of vision care products rose 5% (-1% cc) to USD 626 million. Contact lens growth was driven by the continued strong performance of Air Optix, which leads the marketplace in the multifocal segment and achieved 14% growth (cc) versus the third quarter of 2010, as well as strong Dailies growth in the US. Sales of contact lenses were impacted by the discontinuation of the Specialty contact lens business as well as slower market growth in European markets. Contact lens solutions sales were impacted by weakness in multi-purpose product sales, partially offset by strong double-digit growth of the Clear Care hydrogen peroxide solution.

Sandoz

	Q3 2011	Q3 2010	% change		9M 2011	9M 2010	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	2 340	2 198	6	1	7 179	6 172	16	12
Operating income	333	430	-23	-18	1 028	1 029	0	4
As % of net sales	14.2	19.6			14.3	16.7
Core operating income	446	509	-12	-10	1 513	1 323	14	17
As % of net sales	19.1	23.2			21.1	21.4

Third quarter

Net sales

Sandoz net sales grew 6% (+1% cc) to USD 2.3 billion, driven by 5 percentage points of volume expansion and 2 percentage points from the addition of the Falcon business, more than offsetting price erosion of 6 percentage points. Growth was driven by sales of recently launched products, such as gemcitabine (generic Gemzar®) and docetaxel (generic Taxotere®), together with strong performances in Russia, Canada, France, Spain and Japan, as well as from biosimilars.

US retail generics and biosimilars (USD 761 million, +2% cc) growth was driven by the successful launches of docetaxel, gemcitabine, lansoprazole oral disintegrating tablets, and several oral contraceptives including the generics of Yaz® and Yasmin®. Enoxaparin (generic Lovenox®) sales were down 11% to USD 259 million, as a result of an exceptionally strong third quarter in 2010, which included initial pipeline filling. In addition, a second generics company has received FDA approval for enoxaparin and an authorized generic was launched in October.

German sales of retail generics and biosimilars (USD 335 million, -4% cc) declined compared to the prior-year quarter, but improved significantly over performance in the first six months of 2011, absorbing the price impact of statutory health insurance tenders as well as new lower reference prices. Western Europe retail generics and biosimilars grew positively (+6% cc), driven by strong performances in France and Spain. Emerging markets growth was strong in Latin America (+11% cc) and Asia (+8% cc).

Sandoz sustained its leading global position in biosimilars (+34% cc) with good momentum based on the recent launches of the oncology indications of Binocrit (epoetin alfa) and share gains of Zarzio (filgrastim) and Omnitrope (human growth hormone).

Operating income

Operating income decreased 18% in constant currencies to USD 333 million. The operating income margin decreased 5.4 percentage points versus the third quarter of 2010 — the division’s best quarter to that date — to 14.2% of net sales. The operating income margin decreased by 1.3 percentage points more than the core operating income margin, mainly as a result of higher impairment charges and higher amortization of intangible assets in 2011 than in the prior-year quarter. The addition of the Falcon business contributed 0.7 percentage points of growth.

Core operating income declined 10% in constant currencies to USD 446 million. Core operating income margin in constant currency decreased by 2.6 percentage points, with a negative currency impact of 1.5 percentage points, resulting in a net decrease of 4.1 percentage points to 19.1%. Gross margin decreased 0.3 percentage points (cc), driven by price erosion and investments into product quality programs, partly offset by COGS productivity improvements and the inclusion of the Falcon business. Marketing & Sales (-0.7 percentage points in cc) increased due to higher investments in growing businesses in Western Europe and emerging markets. R&D costs (-2.3 percentage points in cc) increased due to significant investments in the development of differentiated generics such as biosimilars (with our monoclonal antibody rituximab moving into Phase III clinical trials for follicular lymphoma) and respiratory products, as well as higher income from co-development in the prior-year quarter. General & Administration costs were flat (cc) versus the prior year as a result of ongoing cost containment measures. Other Income & Expense, net, improved by 0.7 percentage points in cc.

Nine months

Net sales

Sandoz net sales grew 16% versus prior year in the first nine months of 2011 (USD 7.2 billion, +12% cc), driven by strong growth in US retail generics and biosimilars (+34% cc), Canada (+17% cc), Western Europe (+15% cc) and emerging markets, including Latin America (+12% cc) and Central and Eastern Europe (+10% cc), as well as continued strong results from biosimilars (+32% cc). Sales volume expanded 19 percentage points due to new product launches, and Falcon contributed 3 additional percentage points of growth, more than compensating price erosion of 10 percentage points.

Operating income

Operating income in the first nine months of 2011 grew 4% in constant currencies over the prior year to USD 1.0 billion. The operating income margin decreased by 2.4 percentage points to 14.3% of net sales as a result of charges and provisions for legal cases in the US (USD 178 million), as well as price erosion, partly offset by productivity improvements and the addition of the Falcon business.

Core operating income rose 14% (+17% cc) to USD 1.5 billion. Core operating income margin in constant currency increased by 1.0 percentage point, as declining prices were more than offset by the favorable impacts of additional sales volume, new product launches and productivity improvements in all areas; however, this was offset by a negative currency impact of 1.3 percentage points, resulting in a net decrease of 0.3 percentage points to 21.1%.

Vaccines & Diagnostics

	Q3 2011	Q3 2010	% change		9M 2011	9M 2010	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	655	632	4	-2	1 325	2 557	-48	-51
Operating income/loss	24	68	-65	-28	-291	865	nm	nm
As % of net sales	3.7	10.8			-22.0	33.8
Core operating income	147	126	17	26	34	1 187	nm	nm
As % of net sales	22.4	19.9			2.6	46.4

nm — not meaningful

Third quarter

Net sales

Net sales were USD 655 million for the third quarter of 2011 (-2% cc) compared with USD 632 million in the prior-year period. Lower sales of our flu products compared to very strong 2010 levels and the impact of the delay of some product shipments to key customers were offset by strong growth in the meningococcal disease franchise.

The worldwide flu season is underway, although overall volume is trending toward lower levels than 2010 and sales for the quarter are down 24% compared to the prior-year period. Novartis Vaccines has already shipped 24 million doses of seasonal influenza vaccine to US customers.

The meningococcal disease franchise is growing strongly, driven by the increase of Menveo market share in the US, and growth of our meningitis C vaccine in emerging markets. Menveo year-to-date sales have reached more than USD 100 million.

Operating income

Reported operating income was USD 24 million for the quarter compared to USD 68 million for the same period in 2010. Operating income included an impairment of USD 60 million related to financial and intangible assets. Excluding the impairment, income improved mostly due to a pre-pandemic sale in the quarter.

Core operating income for the period was USD 147 million compared to USD 126 million for the same period in 2010. Vaccines & Diagnostics continued to invest in its pipeline and expansion of the meningococcal disease franchise.

Nine months

Net sales

Net sales were USD 1.3 billion for the first nine months of 2011 (-51% cc) compared to USD 2.6 billion for the year-ago period. The primary driver of net sales variance was USD 1.3 billion of A(H1N1) pandemic flu vaccine sales in 2010 that were not repeated in the same period in 2011.

Excluding the impact of the A(H1N1) pandemic flu vaccine in both years, growth in the period (+3% cc) was driven by our meningococcal disease and Influenza franchises, partially offset by the delay of some product shipments to key customers.

Operating loss/income

Reported operating loss was USD 291 million for first nine months of 2011 compared to an operating income of USD 865 million for the same period in 2010. This was largely due to the operating income associated with A(H1N1) pandemic flu vaccine sales from the prior year. Profitability was also impacted by the delay of some shipments to key customers, as well as continued investment in the pipeline and the expansion of the meningococcal disease franchise. The 2011 period included impairment charges of USD 141 million related to financial and intangible assets versus USD 75 million in the year-ago period. Furthermore, 2010 included the cost of a final legal settlement of USD 45 million.

Core operating income for the period was USD 34 million, compared to USD 1.2 billion for the same period in 2010.

Consumer Health

	Q3 2011	Q3 2010	% change		9M 2011	9M 2010	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	1 197	1 110	8	3	3 553	3 199	11	6
Operating income	210	276	-24	-17	700	654	7	16
As % of net sales	17.5	24.9			19.7	20.4
Core operating income	228	290	-21	-16	707	701	1	9
As % of net sales	19.0	26.1			19.9	21.9

Third quarter

Net sales

Consumer Health, comprising OTC and Animal Health, delivered 8% (+3% cc) net sales growth in the third quarter of 2011.

OTC continued to grow with double-digit growth in its priority brands like Voltaren in Germany. Sales in the top six emerging markets also grew at a double-digit rate, led by Russia, Brazil and China, where Novartis OTC launched Lamisil to compete in the growing anti-fungal market. Growth was partially offset by a weaker summer season, particularly in Germany and Poland, where OTC has a significant portfolio. In addition, lower sales due to the expiry of distribution contracts and the divestment of several non-core brands, as well as the delay of product shipments, negatively impacted third quarter growth.

Animal Health continued to outpace the market outside of the US as the top six emerging markets delivered double-digit growth. In Europe, Milbemax continued to be the number one de-wormer for cats and dogs, with the new chewy formulation leading growth. Strong performance of Denagard in the US swine business was offset by lower sales in the US Companion Animal Business, which continued to face an increasingly competitive market in the heartworm and flea categories.

Operating income

Operating income declined 24% (-17% cc) to USD 210 million. Currency had a negative impact of 7 percentage points, as Consumer Health carries a relatively high share of its cost base in Switzerland, which has significantly increased in US dollar terms. Operating income margin declined by 7.4 percentage points to 17.5% of net sales, with 2.7 percentage points attributable to currency.

Core operating income declined by 21% (-16% cc) to USD 228 million. Core operating income margin in constant currency decreased by 4.6 percentage points, compared to an exceptionally high core margin in the previous year in OTC that mainly resulted from an unusually low spend level in the 2010 quarter, as well as an exceptional divestment income in the prior year beneath the threshold for adjusting in core. With a negative currency impact of 2.5 percentage points, this resulted in a net decrease of 7.1 percentage points to 19.0%.

Gross margin decreased by 0.6 percentage points (cc) in the third quarter largely as a result of the OTC product mix. Marketing & Sales expenses increased by 1.9 percentage points (cc) from phasing of advertising and promotion investments, higher sales force investments and increased spend in Animal Health to defend its US flea and heartworm portfolio. R&D and General & Administration expenses increased by 0.1 percentage points compared to the previous year (cc), while Other Income and Expense, net, decreased by 2.0 percentage points (cc) due to the impact of the prior-year divestment income.

Nine months

Net sales

Consumer Health net sales grew 11% (+6% cc) in the first nine months of 2011.

The OTC business delivered strong growth with solid contributions from emerging markets and priority brands. Cough and cold brands Theraflu and Triaminic grew strongly on sustained investment and a stronger flu and cough and cold season in several markets compared to the prior-year period. Excedrin continued on its growth trajectory, gaining 0.4 share points in the US adult internal analgesic category due to focused investments and strong execution. Prevacid24HR benefitted from normalized quarterly stock movements compared with the first nine months of 2010, helping to offset sales declines from expired distribution contracts and divested brands as well as the impact of weak sales of summer seasonal products in Europe.

Animal Health delivered solid growth in the first nine months driven by Australia, Germany, Japan and emerging markets. Milbemax delivered double-digit growth as the number one cat and dog de-wormer in Europe. In the swine business, Denagard maintained excellent growth, with a particularly strong performance in the US. Sales in the US Companion Animal Business continued to be negatively affected by an increasingly competitive market in the heartworm and flea categories.

Operating income

Operating income for the first nine months increased by 7% (+16% cc) to USD 700 million.

Core operating income increased by 1% (+9% cc) to USD 707 million. Core operating income margin in constant currency increased by 0.6 percentage points; however, this was offset by a currency impact of 2.6 percentage points, resulting in a net decrease of 2.0 percentage points to 19.9%. Gross margin increased by 0.2 percentage points (cc) from product mix and productivity gains. Marketing & Sales expenses decreased by 0.1 percentage points (cc) versus prior year. R&D and General & Administration expenses slightly decreased by 0.1 percentage points (cc) from the previous year due to operating efficiencies, while Other Income and Expense, net, improved by 0.2 percentage points.

FINANCIAL REVIEW

Third quarter and nine months

	Q3 2011	Q3 2010	% change		9M 2011	9M 2010	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	14 843	12 578	18	12	43 785	36 425	20	15
Divisional operating income	3 127	2 772	13	19	10 144	9 306	9	13
Corporate income & expense, net	-176	-185	-5	-18	-463	-247	87	63
Group operating income	2 951	2 587	14	22	9 681	9 059	7	11
as % of net sales	19.9	20.6			22.1	24.9
Income from associated companies	151	368	-59	-59	398	629	-37	-37
Financial income	4	27	nm	nm	10	90	nm	nm
Interest expense	-198	-188	5	1	-577	-496	16	10
Taxes	-420	-475	-12	-6	-1 477	-1 578	-6	-2
Net income	2 488	2 319	7	15	8 035	7 704	4	9
EPS (USD)	1.02	0.99	3	9	3.34	3.34	0	5
Core operating income	4 112	3 699	11	15	12 359	10 840	14	16
as % of net sales	27.7	29.4			28.2	29.8
Core net income	3 539	3 146	12	16	10 479	9 226	14	16
Core EPS (USD)	1.45	1.36	7	10	4.34	4.00	9	11

nm — not meaningful

Third quarter

Net sales

Net sales rose 18% (+12% cc) to USD 14.8 billion in the third quarter. The weakness of the US dollar against most major currencies benefited sales by 6%. Sales were up mainly due to a strong performance from recently launched products, which contributed USD 3.6 billion or 25% to total net sales for the Group and grew 31% over the previous-year quarter.

Corporate income & expense, net

Corporate income & expense, net, which includes the costs of Group headquarters, totaled USD 176 million. Costs in the prior-year period totaled USD 185 million.

Group operating income

Operating income was up 14% (+22% cc) to USD 3.0 billion. The weakness of the US dollar, combined with the strong Swiss franc, resulted in a negative currency impact of 8 percentage points. Exceptional items in operating income in the third quarter of 2011 include: intangible asset impairment charges of USD 134 million, including USD 87 million in Pharmaceuticals for the discontinuation of the agomelatine development program; USD 69 million for the impairment of financial assets, including USD 52 million in Vaccines & Diagnostics; USD 80 million of Alcon integration costs; and USD 93 million of restructuring charges, mainly for streamlining our manufacturing network.

Core operating income, which excludes exceptional items and amortization of intangible assets, increased 11% (+15% cc) to USD 4.1 billion. Core operating income margin in constant currency increased by 0.6 percentage points; however, this was offset by the currency impact of 2.3 percentage points, resulting in a net decrease of 1.7 percentage points to 27.7%.

Income from associated companies

Income from associated companies decreased to USD 151 million from USD 368 million in the year-ago period, mainly as the result of the prior-year contribution from Alcon, Inc. of USD 235 million. This is now fully consolidated and therefore no longer included as an associated company.

Income from associated companies

The following is a summary of the individual components included in the income from associated companies:

	Q3 2011	Q3 2010	9M 2011	9M 2010
	USD m	USD m	USD m	USD m
Share of estimated Roche reported net income	184	173	544	480
Restructuring impact			-41	-43
Amortization of intangible assets	-44	-35	-123	-101
Net income effect from Roche	140	138	380	336
Share of Alcon, Inc. reported net income		118		400
Catch-up for actual Alcon previous year net income		-15		-13
Revaluation of initial 25% interest to estimated deemed fair value		204		204
Amortization of intangible assets		-72		-289
Net income effect from Alcon		235		302
Net income from other associated companies	11	-5	18	-9
Income from associated companies	151	368	398	629

On a comparable basis, excluding the impact of Alcon, the third quarter core results from associated companies, which exclude amortization of intangible assets, increased USD 54 million compared to the prior-year period.

Financial income and interest expense

Financial income for the third quarter of 2011 amounted to USD 4 million (due to the inclusion of net currency losses recorded in this category) compared to a financial income of USD 27 million in the year-ago quarter. The decrease was attributable to the significantly lower average liquidity and a lower currency result. Interest expense increased by 5% to USD 198 million compared with USD 188 million in the prior-year period.

Taxes

The tax rate (taxes as percentage of pre-tax income) decreased in the third quarter to 14.4% from 17.0% in the prior-year period, principally due to the lowering of the estimated full-year 2011 tax rate to 15.5%, resulting from the favorable impact of fully consolidating Alcon, Inc. and related tax structure reorganization.

Net income

Third quarter net income grew 7% (+15% cc) and core net income increased 12% (+16% cc).

Earnings per share

EPS increased by 3% (+9% cc) and core EPS increased by 7% (+10% cc) in the third quarter. The increase was lower than the growth of net income due to higher outstanding shares (from the issuance of shares to purchase the remaining Alcon non-controlling interest less subsequent share repurchases). The average number of shares outstanding in the third quarter of 2011 rose 6% to 2,424.0 million from 2,288.1 million in the year-ago period, while a total of 2,418.7 million shares were outstanding at September 30, 2011.

Nine months

Net sales

Net sales rose 20% (+15% cc) to USD 43.8 billion, with a 5% benefit arising from the weakness of the US dollar against most major currencies. Recently launched products (excluding the A(H1N1) pandemic flu vaccine) grew 41% over the previous-year period, contributing USD 10.7 billion or 24% to total net sales for the Group.

Corporate income & expense, net

Corporate income & expense, net, which includes the costs of Group headquarters, was below the previous year, after taking into account an exceptional pension curtailment gain of USD 265 million in the first nine months of 2010, as well as lower corporate management and insurance costs.

Group operating income

Operating income was up 7% (+11% cc) to USD 9.7 billion. The weakness of the US dollar, combined with the strong Swiss franc, resulted in a negative currency impact of 4 percentage points.

Exceptional items in operating income in the first nine months of 2011 include divestment gains of USD 382 million (including USD 324 million net from the sale of Elidel® in Pharmaceuticals and USD 44 million in Consumer Health). These positive items were offset by intangible asset impairment charges of USD 243 million, including USD 194 million in Pharmaceuticals, financial asset impairment charges of USD 167 million, including USD 133 million in Vaccines & Diagnostics, acquisition-related exceptional charges of USD 87 million (mainly from Alcon integration costs of USD 151 million offset by divestment gains of USD 81 million in Pharmaceuticals), and restructuring costs of USD 187 million, mainly for the streamlining of our manufacturing network.

Core operating income, which excludes exceptional items and amortization of intangible assets, increased 14% (+16% cc) to USD 12.4 billion. Core operating income margin in constant currency increased by 0.5 percentage points; however, this was offset by currency impact of 2.1 percentage points, resulting in a net decrease of 1.6 percentage points to 28.2%.

Income from associated companies

Income from associated companies amounted to USD 398 million compared to USD 629 million in the prior-year period. The income from Roche was USD 380 million compared to USD 336 million. The prior year also included a contribution from Alcon of USD 302 million, which is no longer included since Alcon, Inc. has been fully consolidated since August 25, 2010. On a comparable basis, excluding the impact of Alcon, the core results from associated companies for the nine-month period increased to USD 588 million from USD 471 million in the prior year.

Financial income and interest expense

For the first nine months of 2011, financial income amounted to USD 10 million, down from USD 90 million in 2010, mainly due to lower earnings from investments as a result of the decreased average liquidity, as well as a reduced currency result. Interest expense increased by 16% from USD 496 million to USD 577 million.

Taxes

The tax rate (taxes as a percentage of pre-tax income) decreased to 15.5% in the first nine months of 2011 from 17.0% in the 2010 period, mainly due to the favorable impact of fully consolidating Alcon, Inc. and related tax structure reorganization.

Net income

Net income grew 4% (+9% cc) on strong operating income growth, benefiting from an improved tax rate of 15.5% (from 17.0%), partially offset by lower income from associated companies. Core net income increased 14% (+16% cc).

Earnings per share

Earnings per share (EPS) was USD 3.34, in line with the previous year as a result of the increased share count following the Alcon merger. Core EPS was USD 4.34, an increase of 9% (+11% cc). The average number of shares outstanding in the first nine months of 2011 rose 4% to 2,374.0 million from 2,284.4 million in the year-ago period, while a total of 2,418.7 million shares were outstanding at September 30, 2011.

Balance sheet

The total assets at September 30, 2011 amounted to USD 121.4 billion and were USD 1.9 billion lower than the level at the beginning of the year. Total non-current assets amounted to USD 95.8 billion compared to USD 96.6 billion at the beginning of the year, and included goodwill and intangible assets, which decreased to USD 63.5 billion from USD 64.9 billion at the beginning of the year. Current assets also decreased to USD 25.6 billion from USD 26.7 billion mainly due to a reduction in marketable securities, which fell by USD 2.6 billion as a result of the transaction with Alcon minority shareholders, while inventories increased by USD 0.5 billion, of which USD 0.2 billion was currency-related, and trade receivables increased by USD 0.8 billion.

Financial debt including derivatives increased to USD 23.9 billion at September 30, 2011 from USD 23.0 billion at December 31, 2010 mainly to fund acquisitions and share repurchases. The long-term financial debt of USD 13.7 billion comprises bonds and Euro Medium Term Notes totaling USD 12.8 billion and other long-term financial loans of USD 0.9 billion. The short-term financial debt comprises commercial paper of USD 5.4 billion and other short-term borrowings totaling USD 4.7 billion.

The Group’s equity fell by USD 3.6 billion to USD 66.1 billion at September 30, 2011 compared to December 31, 2010. Total comprehensive income increased to USD 7.0 billion, principally due to net income for the first nine months (USD 8.0 billion) and positive currency translation movements (USD 0.4 billion), offset by net actuarial losses from defined benefit plans (USD 1.5 billion). This was more than offset by dividends (USD 5.4 billion), the net effect of the purchase of treasury shares (USD 2.8 billion) coupled with the acquisition of the remaining USD 2.9 billion non-controlling interest in Alcon, Inc. and an increase from equity-based compensation (USD 0.6 billion). The acquisition of the remaining interest in Alcon, Inc. was achieved by acquiring 4.8% of the non-controlling interest for USD 2.4 billion prior to the merger and acquiring the remaining non-controlling interest through the merger on April 8, 2011 by issuance of Novartis shares with a fair value of USD 9.2 billion and a contingent value payment of USD 0.5 billion. As a result, non-controlling interests reduced by USD 6.5 billion and equity reduced by USD 5.6 billion due to the impact of recording the excess of the amount exchanged over the recorded value of the non-controlling interest.

The Group’s debt/equity ratio rose to 0.36:1 at September 30, 2011, compared to 0.33:1 at the end of 2010 mainly on account of the reduction in equity explained above. The Group’s liquidity decreased from USD 8.1 billion at the end of 2010 to USD 5.6 billion at September 30, 2011. Net debt at September 30, 2011 was USD 18.3 billion. This is an increase of USD 3.4 billion compared to the USD 14.9 billion at the beginning of the year.

Cash flow

The free cash flow for the third quarter of 2011 amounted to USD 3.7 billion representing an increase of 27% or USD 0.8 billion. Cash flow from operating activities was USD 4.2 billion, largely in line with operating income after adjustment for non-cash amortization, depreciation and impairment charges. Additional working capital requirements to fund business expansion were partially offset by lower tax payments.

Cash flow used in investing activities was USD 0.6 billion, mainly due to purchases of property, plant & equipment. In the prior year, cash flows used in investing activities was USD 10.7 billion, as USD 26.2 billion for the Alcon acquisition, which was partially funded by the sale of marketable securities of USD 15.8 billion.

The cash outflow for financing activities in the third quarter of 2011 was USD 3.8 billion on account of repayments of financial debts of USD 3.0 billion and treasury share transactions of USD 0.6 billion.

Free cash flow for the first nine months was USD 8.6 billion, which represents an increase of 5% or USD 0.4 billion compared to the prior-year period. Cash flow from operating activities was USD 9.6 billion, an increase of only USD 0.1 billion, as the prior year benefitted from strong cash collection for A(H1N1) pandemic flu vaccines.

Cash inflows and outflows from investing activities were balanced as net proceeds from the sale of marketable securities (USD 1.6 billion) and from tangible and intangible assets (USD 0.7 billion, mainly Elidel® marketing rights) equaled the investments of USD 1.7 billion in tangible, intangible and financial assets and the outflow of USD 0.6 billion for acquisitions, mainly Genoptix, Inc. In the prior-year period cash flow used in investing activities was USD 15.2 billion mainly due to the acquisition of Alcon partially offset by proceeds from investments in marketable securities.

For the first nine months, the net cash outflow for financing activities was USD 10.8 billion. This net cash outflow comprised an inflow from an increase in financial debt since the beginning of the year of USD 0.6 billion, and outflows of USD 5.4 billion for the dividend payment, USD 3.2 billion for the acquisition of the Alcon minority interests and USD 2.8 billion for treasury share repurchases.

INNOVATION REVIEW

Key developments in the third quarter of 2011:

New approvals and positive opinions

•                  Afinitor (everolimus) was approved in the EU for the treatment of progressive neuroendocrine tumors (NET) of pancreatic origin in patients with unresectable, locally advanced or metastatic disease. The approval was based on Phase III trial data showing treatment with Afinitor more than doubled the time without tumor growth when compared to placebo in patients with advanced pancreatic NET.

•                  Everolimus received approval in the EU under the trade name Votubia for the treatment of patients three years of age and older with subependymal giant cell astryocytoma associated with tuberous sclerosis complex for whom surgery is not a suitable option.

•                  TOBI Podhaler (tobramycin inhalation powder) was approved in the EU as a suppressive therapy for chronic Pseudomonas aeruginosa lung infections in patients with cystic fibrosis aged six years and older. TOBI Podhaler is a new dry powder formulation of the antibiotic tobramycin, delivered using a more convenient, patient-friendly device that reduces administration time by 72% relative to TOBI (nebulizer solution), with comparable efficacy.

•                  The EMA’s Committee for Medicinal Products for Human Use granted a positive opinion for Rasitrio, the Rasilez-based triple combination medicine with amlodopine and hydrochlorothiazide. Rasitrio is indicated for the treatment of hypertension in patients who can be adequately treated with aliskiren, amlodipine and hydrochlorothiazide given at the same time and dose level as in the combination.

•                  The Japanese Ministry of Health, Labour and Welfare approved Gilenya (fingolimod) for the prevention of relapse and delay of progression of physical disability in adults with multiple sclerosis.

•                  Ilaris (canakinumab) was approved as the treatment in Japan for cryopyrin-associated periodic syndrome, a rare and debilitating auto-inflammatory disease.

•                  In Alcon, Dailies Total 1, a new technology for daily disposable contact lenses, was approved in the EU, with a fourth quarter launch target for select European markets.

Regulatory updates

•                  NVA237 (glycopyrronium bromide) was submitted for approval in the EU under the brand name Seebri Breezhaler as a once-daily maintenance treatment for chronic obstructive pulmonary disease (COPD). In the US, NVA237 will require additional clinical data to support submission and thus will be delayed. Results from the Phase III GLOW3 study presented at the European Respiratory Society Congress in September, showed that NVA237 50 mcg once-daily produced a 21% improvement in exercise endurance compared to placebo in moderate-to-severe COPD patients. NVA237 was well tolerated, with a similar incidence of adverse events for patients treated with NVA237 and with placebo. The changes to the US NVA237 program will similarly impact approval timing for QVA149 in the US where additional clinical studies will be required. The QVA149 submission remains on track for 2012 in EU and rest of world.

•                  In October, the FDA granted a priority review for an updated label based on results showing significant survival benefits for patients with resected KIT+ gastrointestinal stromal tumors who received adjuvant Glivec (imatinib) treatment for three years compared to one year following surgery. This data was also submitted to the EMA. In addition, the US National Comprehensive Cancer Network updated its clinical practice guidelines to recommend consideration of at least three years of adjuvant Glivec therapy for patients considered at high-risk of GIST recurrence.

•                  Novartis received a Complete Response letter from the FDA regarding the submission of ACZ885 for the treatment of gouty arthritis. The FDA requested additional information, including clinical data, to evaluate the risk profile in refractory patients. Phase III trials are ongoing for the use of ACZ885 for secondary prevention of cardiovascular events.

•                  In the US, the SOM230 application that had been submitted in June was withdrawn due to an issue related to chemistry, manufacturing and controls (CMC). This has no impact on the results of any of our clinical trials, and Novartis plans to resubmit the application following further discussion with the FDA. In the EU, the same issue caused a delay in the ongoing review process. An EMA decision is now expected in 2012.

Results from ongoing trials

•                  Results of a pivotal Phase III study showed Afinitor (everolimus) plus exemestane met the primary endpoint of progression-free survival (PFS) and significantly reduced the risk of cancer progression by 57% versus exemestane alone in postmenopausal women with ER+HER2- advanced breast cancer whose disease has recurred or progressed despite treatment with hormonal therapies. At an interim analysis, the trial showed treatment with everolimus plus exemestane improved PFS to 6.9 months compared to 2.8 months (p<0.0001) in the exemestane-only arm. Worldwide regulatory filings are expected to start in the second half of 2011.

•                  A Phase III study of everolimus in patients with non-cancerous kidney tumors, or angiomyolipomas, associated with tuberous sclerosis complex met its primary endpoint of best overall angiomyolipoma response rate, which includes reduction in kidney tumor size and absence of new tumors.

•                  Results from a pivotal Phase III study, presented at this year’s European Pediatric Rheumatology Congress in September, showed that ACZ885 (canakinumab) provided substantial symptom relief in patients with systemic juvenile idiopathic arthritis (SJIA). Results of a second Phase III trial will be presented in the fourth quarter of 2011. Worldwide regulatory submissions for ACZ885 in SJIA are planned for 2012.

•                  In the pivotal Phase III IMPRES study, QTI571 (imatinib) enabled patients with pulmonary arterial hypertension (PAH) to achieve a significant improvement in exercise capacity compared to placebo when added to two or more PAH-specific therapies. Results presented at the European Respiratory Society Congress show that the study met its primary endpoint, as well as secondary endpoints related to improvements in pulmonary arterial pressure, cardiac output and pulmonary vascular resistance, but did not demonstrate a significant improvement in time to clinical worsening (i.e. death, hospitalization due to PAH, worsening of functional class, or >15% drop in exercise capacity). The incidence of adverse events was similar for QTI571 and placebo, and was in line with expectations for this patient population and class of drug. Serious adverse events were more frequent with QTI571.

•                  Sandoz initiated patient recruitment for a Phase III clinical study in oncology for its biosimilar monoclonal antibody rituximab (Rituxan®/MabThera®) in patients suffering from first-line follicular lymphoma. Follicular lymphoma is one of the most common forms of non-Hodgkin’s lymphoma, a blood cancer that affects the lymphatic system, which helps the body filter out bacteria and fight disease.

A full pipeline update can be found on our website at http://www.novartis.com.

Disclaimer

This release contains forward-looking statements that can be identified by terminology such as “to include,” “proposed,” “anticipated,” “pipeline,” “to strengthen our future,” “plan,” “strategic,” “strategy,” “expect,” “will,” “commitment,” “could,” “seeking,” “look forward to,” “anticipate,” “expected,” “committed,” “outlook,” or similar expressions, or by express or implied discussions regarding potential new products, potential new indications for existing products, or regarding potential future revenues from any such products; or regarding potential efforts to reduce our cost base in Switzerland; or by discussions of strategy, plans, expectations or intentions. You should not place undue reliance on these statements. Such forward-looking statements reflect the current views of the Group regarding future events, and involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. There can be no guarantee that any new products will be approved for sale in any market, or that any new indications will be approved for existing products in any market, or that such products will achieve any particular revenue levels. Nor can there be any guarantee that Novartis will be able to realize any of the potential synergies, strategic benefits or opportunities as a result of the merger with Alcon. Nor can there be any guarantee that the Novartis Group, or any of its divisions, will achieve any particular financial results, whether as a result of the merger or otherwise. In particular, management’s expectations could be affected by, among other things, unexpected regulatory actions or delays or government regulation generally; unexpected clinical trial results, including additional analyses of existing clinical data or unexpected new clinical data; the Group’s ability to obtain or maintain patent or other proprietary intellectual property protection; disruptions to the business as a result of efforts to reduce our cost base in Switzerland; disruptions from the merger and integration with Alcon making it more difficult to maintain business and operational relationships, and relationships with key employees; unexpected product manufacturing issues; uncertainties and risks regarding actual or potential legal proceedings, including, among others, product liability litigation, litigation regarding sales and marketing practices, government investigations and intellectual property disputes; competition in general; government, industry, and general public pricing and other political pressures; uncertainties regarding the continuing effects of the ongoing global financial and economic crisis; uncertainties regarding future global exchange rates and uncertainties regarding future demand for our products; uncertainties involved in the development of new healthcare products; the impact that the foregoing factors could have on the values attributed to the Group’s assets and liabilities as recorded in the Group’s consolidated balance sheet; and other risks and factors referred to in Novartis AG’s current Form 20-F on file with the US Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected. Novartis is providing the information in this release as of this date and does not undertake any obligation to update any forward-looking statements as a result of new information, future events or otherwise.

About Novartis

Novartis provides innovative healthcare solutions that address the evolving needs of patients and societies. Headquartered in Basel, Switzerland, Novartis offers a diversified portfolio to best meet these needs: innovative medicines, eye care, cost-saving generic pharmaceuticals, preventive vaccines and diagnostic tools, over-the-counter and animal health products. Novartis is the only global company with leading positions in these areas. In 2010, the Group’s continuing operations achieved net sales of USD 50.6 billion, while approximately USD 9.1 billion (USD 8.1 billion excluding impairment and amortization charges) was invested in R&D throughout the Group., Novartis Group companies employ approximately 121,000 full-time-equivalent associates and operate in more than 140 countries around the world. For more information, please visit http://www.novartis.com.

Important dates

January 25, 2012	Fourth quarter and full year results 2011
February 23, 2012	Annual General Meeting
April 24, 2012	First quarter results 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG

Date: October 25, 2011	By:	/s/ MALCOLM B. CHEETHAM

	Name:	Malcolm B. Cheetham
	Title:	Head Group Financial
Reporting and Accounting